					Exhibit 12.1
					8/25/2010
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2009
and the year to date June 30, 2010

						Six
						Months
						Ended
Year ended December 31,						June 30,
	2005	2006	2007	2008	2009	2010
------------------------------Thousands of Dollars------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$1,197,831	$1,236,845	$1,262,231	$1,410,963	$1,244,272	$695,539
Interest expense, net of amounts capitalized	297,313	319,893	345,538	347,418	387,759	181,275
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	11,811	12,354	28,470	39,610	39,790	26,371
Earnings as defined	$1,506,955	$1,569,092	$1,636,239	$1,797,991	$1,671,821	$903,185

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$215,263	$217,954	$270,429	$325,774	$372,998	$188,310
Interest on affiliated loans	68,735	87,672	65,769	22,574	13,097	6,312
Interest on interim obligations	0	0	8,463	3,114	538	0
Amort of debt disc, premium and expense, net	17,109	17,054	18,432	19,994	20,329	10,613
Other interest charges	8,017	9,567	10,915	15,572	20,587	2,411
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$309,124	$332,247	$374,008	$387,028	$427,549	$207,646

RATIO OF EARNINGS TO FIXED CHARGES	4.87	4.72	4.37	4.65	3.91	4.35